Exhibit 99.1

ProQR Therapeutics to Host Virtual Analyst and Investor Event on December 11, 2024

LEIDEN, Netherlands & CAMBRIDGE, Mass., December 5, 2024 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies, today announced that the Company will host a virtual Analyst and Investor Event on Wednesday, December 11, 2024 from 10:00 am until approximately 12:30 pm EST, including an Analyst Q&A session with members of the ProQR Management Team.

During the event, ProQR will highlight its proprietary Axiomer™ ADAR-mediated RNA editing platform, along with updates on its pipeline of development candidates including data updates and next steps on its programs for NTCP and B4GALT1, AX-0810 and AX-1412. Presentations will feature members of the Management Team including Daniel A. de Boer, Founder and CEO, and Gerard Platenburg, Chief Scientific Officer; René Beukema, Chief Corporate Development Officer will also join the analyst Q&A session with the Management Team.

Additionally, the following speakers will present at the event:

•	Peter Beal, PhD, will share his perspectives on driving innovation in the ADAR field. Dr. Beal is a Professor in the Department of Chemistry at the University of California at Davis and Director of the NIH-funded UC Davis Chemical Biology Graduate Program and member of the Scientific Advisory Board at ProQR.

•	Prof. Gideon Hirschfield, MA(Oxon) MB BChir (Cantab) FRCP PhD, a key opinion leader, will share his views on the unmet need in the field and the opportunity for AX-0810. He is Professor of Gastroenterology and Hepatology, Toronto Centre for Liver Disease.

More detailed biographies are available below.

Event Registration Details

To register for the Investor and Analyst webcast (December 11, 2024), please click here. A live webcast of the event will be available under “Events” in the “Investors & Media” section of ProQR’s website at https://www.proqr.com/events.

To join via phone, participants may preregister to receive dedicated dial-in details to access the call via the following website:

https://register.vevent.com/register/BI219c7b4f854c4c718b45b428b613d113

It is suggested that participants dial into the conference call 15 minutes prior to the scheduled start time to avoid any delays in attendance. An archived version of the webcast will be available for replay via ProQR’s website for approximately 30 days following the event.

Speaker Biographies

Peter A. Beal, PhD

Peter A. Beal is a Professor in the Department of Chemistry at the University of California at Davis and current Director of the NIH-funded UC Davis Chemical Biology Graduate Program. Research from the Beal laboratory has advanced understanding of the structures and mechanism of action for ADAR enzymes responsible for adenosine to inosine RNA editing in humans. Recently, this knowledge has been applied to the design of guiding oligonucleotides capable of directing ADARs to make edits that correct disease-causing mutations in the transcriptome. Targets include mutations in mRNAs associated with Rett syndrome, Alzheimer’s disease and Parkinson’s disease. Dr. Beal teaches organic chemistry at the undergraduate level and several classes in nucleic acids chemistry and chemical biology at the graduate level.

Prof. Gideon Hirschfield, MA(Oxon) MB BChir (Cantab) FRCP PhD

Prof. Gideon M. Hirschfield is a distinguished clinician-scientist specializing in autoimmune liver diseases. He holds the Lily and Terry Horner Chair in Autoimmune Liver Disease Research at the Toronto Centre for Liver Disease, Toronto General Hospital, and serves as a Professor of Medicine in the Division of Gastroenterology at the University of Toronto.

Prof. Hirschfield earned his medical degree from the University of Cambridge in 1996 and completed his undergraduate studies at the University of Oxford in 1994. He was awarded a PhD from the University of London in 2006. His postgraduate training included positions at Hammersmith Hospital and Royal Brompton Hospital in London, as well as a fellowship in Toronto, Canada.

An internationally recognized expert, Prof. Hirschfield has published over 200 peer-reviewed articles, including lead authorship in high-impact journals such as the New England Journal of Medicine, The Lancet, and Nature Genetics.

His research focuses on advancing therapies for inflammatory liver diseases to prevent the need for transplantation

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, express and implied statements regarding this event, the potential of our technologies and product candidates, our business, technology, strategy, preclinical model data, our initial pipeline targets and the upcoming strategic priorities and milestones related thereto, our Axiomer™ platform, including the continued development and advancement of our Axiomer platform, the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates, our development programs, including the timing, progress and results of our preclinical studies, clinical trials and other development activities, including the release of data related thereto, our business operations, as well as the timing of our clinical development. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Eli Lilly and Company; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical instability and conflicts. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

Media contact:
Robert Stanislaro
FTI Consulting
T: +1 212 850 5657
robert.stanislaro@fticonsulting.com